UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aspen Aerogels, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

04523Y105

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

On May 2, 2022 Spring Creek Capital, LLC (“Spring Creek”) transferred 3,462,124 shares of common stock (the “Public Shares”) of Aspen Aerogels, Inc. (the “Issuer”) to Wood River Capital, LLC (“Wood River”). As described herein, each of Spring Creek and Wood River are indirectly beneficially owned by Koch Industries, Inc. (“Koch Industries”). No consideration was paid by Wood River to Spring Creek in connection with such transfer.

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,116,435 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,116,435 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,116,435 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 5,254,110 Public Shares held by Wood River and (ii) 2,862,325 Public Shares which may be issuable to Wood River upon conversion of the Notes (as defined and described in Items 3 and 6).
(2)

Calculated using 38,686,804 Public Shares deemed outstanding as of March 28, 2022, including 35,824,479 Public Shares outstanding as of March 28, 2022, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2022, and 2,862,325 Public Shares issuable upon conversion of the Notes.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,116,435 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,116,435 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,116,435 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 5,254,110 Public Shares held by Wood River; and (ii) 2,862,325 Public Shares which may be issuable to Wood River upon conversion of the Notes (as defined and described in Items 3 and 6). These Issuer securities may be deemed to be beneficially owned by Koch Industries by virtue of Koch Industries’ indirect beneficial ownership of Wood River. Beneficial ownership is presented excluding non-voting preferred equity securities.

(2)

Calculated using 38,686,804 Public Shares deemed outstanding as of March 28, 2022, including 35,824,479 Public Shares outstanding as of March 28, 2022, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2022, and 2,862,325 Public Shares issuable upon conversion of the Notes.

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Item 1.	Security and Issuer

This Amendment No. 1 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the shares of common stock, par value $0.00001 per share (the “Public Shares”) of Aspen Aerogels, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 30 Forbes Road, Building B, Northborough, MA 01532. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “ASPN.”

Item 2.	Identity and Background

This Schedule 13D Amendment is being filed jointly by Spring Creek Capital, LLC (“Spring Creek”); Wood River Capital, LLC (“Wood River”); SCC Holdings, LLC (“SCC”); KIM, LLC (“KIM”); Koch Investments Group, LLC (“KIG”); Koch Investments Group Holdings, LLC (“KIGH”); and Koch Industries, Inc. (“Koch Industries”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Spring Creek is a Delaware limited liability company and a subsidiary of SCC Holdings. Spring Creek is principally engaged in the business of investing in other companies.

(2) Wood River is a Delaware limited liability company and a subsidiary of SCC Holdings. Wood River is principally engaged in the business of investing in other companies.

(3) SCC Holdings is a Delaware limited liability company and a subsidiary of KIM. SCC Holdings is principally engaged as a holding company for Spring Creek and Wood River.

(4) KIM is a Delaware limited liability company and a subsidiary of KIG. KIM is principally engaged as a holding company for SCC.

(5) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for KIM.

(6) KIGH is a Delaware limited liability company and a subsidiary of Koch Industries. KIGH is principally engaged as a holding company for KIG.

(7) Koch Industries is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; ranching; commodity trading; and investments.

Each of Spring Creek and Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Spring Creek by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Spring Creek.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares beneficially owned by Wood River by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Wood River.

The filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D for Spring Creek and constitutes an exit filing for Spring Creek. The filing of this Schedule 13D Amendment shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D Amendment.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

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(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 29, 2021, Spring Creek entered into a securities purchase agreement (the “June Securities Purchase Agreement”) with the Issuer. On June 30, 2021, in accordance with the June Securities Purchase Agreement, the Issuer issued and sold to Spring Creek 3,462,124 Public Shares, at a price of $21.663, for an aggregate purchase price of $75.0 million.

On February 15, 2022, Wood River entered into a note purchase agreement (the “Note Purchase Agreement”) with the Issuer relating to the issuance and sale of $100.0 million in aggregate principal amount of the Issuer’s Convertible Senior PIK Toggle Notes due 2027 (the “Notes”). The Notes were issued to Wood River on February 18, 2022 and are convertible into Public Shares at Wood River’s option at any time until the business day prior to the maturity date, based on an initial conversion rate of 28.623257 shares per $1,000 principal amount of the Notes, subject to customary anti-dilution and other adjustments.

Also on February 15, 2022, Wood River entered into a securities purchase agreement (the “February Securities Purchase Agreement”) with the Issuer. On March 25, 2022, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR”), expired with respect to the reportable transactions contemplated by the February Securities Purchase Agreement. As a result of the expiration of the HSR waiting period and satisfaction of the other closing conditions described in the February Securities Purchase Agreement, on March 28, 2022, the Issuer issued and sold to Wood River 1,791,986 Public Shares, at a price of $27.902 per share, for an aggregate purchase price of approximately $50.0 million, pursuant to the terms of the February Securities Purchase Agreement.

On May 2, 2022, Spring Creek transferred its 3,462,124 Public Shares to Wood River. No consideration was paid by Wood River to Spring Creek in connection with such transfer.

Each of the acquisitions of the Public Shares and the Notes described above were funded with the working capital of Koch Industries.

Item 4.	Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons have acquired the Public Shares and the Notes for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D Amendment.

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Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 8,116,435 Public Shares, representing approximately 21.0% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 38,686,804 Public Shares deemed outstanding as of March 28, 2022, including 35,824,479 Public Shares outstanding as of March 28, 2022, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2022, and 2,862,325 Public Shares issuable upon conversion of the Notes

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

June Securities Purchase Agreement

On June 29, 2021, Spring Creek entered into the June Securities Purchase Agreement with the Issuer. On June 30, 2021, pursuant to the terms of the June Securities Purchase Agreement, the Issuer sold and issued to Spring Creek an aggregate of 3,462,124 Public Shares at a purchase price equal to $21.663 per share, for aggregate gross proceeds of $75.0 million.

The June Securities Purchase Agreement required the Issuer to prepare and file a registration statement with the SEC, within 75 days of its closing to register the resale of the Public Shares issued pursuant to the June Securities Purchase Agreement, and to use commercially reasonable efforts to have such registration statement declared effective within 30 days following the filing of the registration statement if there is no review by the SEC, or within 120 days following the filing of the registration statement in the event of such a review.

The June Securities Purchase Agreement contains customary representations, registration rights, warranties and agreements by the Issuer, customary conditions to closing, indemnification obligations of the Issuer, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), termination provisions, and other obligations and rights of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Issuer paid Nomura Greentech Capital Advisors Securities, LLC a financial advisory fee of $1,312,500 in connection with the transaction contemplated by the June Securities Purchase Agreement.

The foregoing description of the June Securities Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this report as Exhibit 99.1.

Note Purchase Agreement

On February 15, 2022, the Issuer entered into the Note Purchase Agreement with Wood River, relating to the issuance and sale $100.0 million in aggregate principal amount of the Notes. The Notes were issued and sold on February 18, 2022 (the “Note Closing Date”).

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Issuance of Convertible Notes. The Notes are governed by a form of indenture (the “Indenture”) incorporated by reference into the Notes. The Notes will bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 5.50% per annum if interest is paid in cash (“Cash Interest”), or, if interest is paid in kind (through an increase in the principal amount of the outstanding Notes or through the issuance of additional Notes), at SOFR plus 6.50% per annum (“PIK Interest”). Under the terms of the investment, SOFR has a floor of 1% and a cap of 3%. The Issuer can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof. Interest on the Notes is payable semi-annually in arrears on June 30 and December 30, commencing on June 30, 2022. It is expected that the Notes will mature on February 18, 2027, subject to earlier conversion, redemption or repurchase.

The Notes are convertible at the option of the holder at any time until the business day prior to the maturity date, including in connection with a redemption by the Issuer. The Notes are convertible into Public Shares, based on an initial conversion rate of 28.623257 Public Shares per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $34.936625 per share (the “Conversion Price”)), in each case subject to customary anti-dilution and other adjustments (as described in the Indenture). If the closing price per share of the Public Shares on the New York Stock Exchange is at least 130% of the Conversion Price for 20 consecutive trading days, the Issuer may elect to convert the principal and accrued interest owing under the Notes, plus a make-whole amount equal to the sum of the present values of the remaining interest payments that would have otherwise been payable from the date of such conversion, redemption or repurchase, as applicable, through maturity (the “Make-Whole Amount”), into the Public Shares at the Conversion Price.

The Notes will be redeemable by the Issuer at any time and from time to time in the event that the volume weighted average price of the Public Shares for the 10 trading days immediately preceding the date on which the Issuer provides the redemption notice has been at least 130% of the Conversion Price then in effect, at a redemption price of 100% of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding the redemption date, plus the Make-Whole Amount.

With certain exceptions, upon the occurrence of certain fundamental changes described in the Indenture (each, a “Fundamental Change”), the holders of the Notes may require that the Issuer repurchase all or part of the principal amount of the Notes at a purchase price of 100% of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding, the Fundamental Change repurchase date, plus the Make-Whole Amount.

The Indenture includes customary “events of default,” which may result in the acceleration of the maturity of the Notes under the Indenture. The Indenture will also include customary covenants for convertible notes of this type.

The Notes are senior unsecured obligations of the Issuer and rank equal in right of payment to all senior unsecured indebtedness of the Issuer, and will rank senior in right of payment to any indebtedness that is contractually subordinated to the Notes.

Standstill Obligations. Pursuant to the Note Purchase Agreement, Wood River and Koch have agreed, subject to certain exceptions, that during the period commencing on the Note Closing Date and ending on the one (1) year anniversary of the Note Closing Date (the “Standstill Period”), Koch will not, among other things: (i) acquire any securities of the Issuer if, immediately after such acquisition, Koch would collectively own in the aggregate more than 20.0% of the then outstanding voting securities of the Issuer, (ii) propose or seek to effect any tender or exchange offer, merger or other business combination involving the Issuer or its securities, or make any public statement with respect to such transaction, (iii) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (iv) seek the appointment of any director, or (v) call or seek to call any meeting of stockholders or other referendum or consent solicitation.

Transfer and Conversion Restrictions; Registration Rights. The Note Purchase Agreement restricts Wood River’s and Koch Industries’ ability to transfer or hedge the Notes or the Public Shares, subject to certain exceptions specified in the Note Purchase Agreement. In particular, Wood River will be restricted from transferring the Notes, other than to customary permitted transferees. Prior to the two-year anniversary of the Note Closing Date, Wood River will be restricted from transferring or entering into an agreement that transfers the economic consequences of ownership of the shares underlying the Notes. These restrictions do not apply to, among others, transfers to affiliates. The Note Purchase Agreement restricts Wood River from transferring the Notes or the shares underlying the Notes at any time to any activist investor or competitor of the Issuer.

The Note Purchase Agreement requires the Issuer to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”), within 75 days of the Note Closing Date to register the resale of the shares underlying the Notes, and to use commercially reasonable efforts to have such registration statement declared effective within 30 days following the filing of the registration statement if there is no review by the SEC, or within 120 days following the filing of the registration statement in the event of such a review.

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The foregoing summaries of the Indenture, the Notes and the Note Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by the full text of the form of Indenture, which is attached to this Schedule 13D Amendment as Exhibit 99.2 and incorporated herein by reference and the Note Purchase Agreement, which is attached this Schedule 13D Amendment as Exhibit 99.3 and incorporated herein by reference, as applicable.

February Securities Purchase Agreement

On February 15, 2022, the Issuer also entered into the February Securities Purchase Agreement with Wood River. On March 25, 2022, the HSR waiting period expired with respect to the reportable transactions contemplated by the February Securities Purchase Agreement. As a result of the expiration of the HSR Waiting Period and satisfaction of the other closing conditions described in the February Securities Purchase Agreement, on March 28, 2022, the Issuer issued and sold to Wood River 1,791,986 Public Shares, at a price of $27.902 per share, for an aggregate purchase price of approximately $50.0 million, pursuant to the terms of the February Securities Purchase Agreement.

The February Securities Purchase Agreement requires the Issuer to prepare and file a registration statement with the SEC within 75 days of its closing to register the resale of the Public Shares issued pursuant to the February Securities Purchase Agreement, and to use commercially reasonable efforts to have such registration statement declared effective within 30 days following the filing of the registration statement if there is no review by the SEC, or within 120 days following the filing of the registration statement in the event of such a review.

The February Securities Purchase Agreement contains customary representations, registration rights, warranties and agreements by the Issuer, indemnification obligations of the Issuer, including for liabilities under the Securities Act, termination provisions, and other obligations and rights of the parties. The representations, warranties and covenants contained in the February Securities Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the February Securities Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the February Securities Purchase Agreement, a copy of which is attached to this Schedule 13D Amendment as Exhibit 99.4 and incorporated herein by reference.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Securities Purchase Agreement, dated June 29, 2021, by and between the Issuer and Spring Creek (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

99.2*	Form of Note (including Indenture incorporated by reference therein) (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.3*	Note Purchase Agreement, dated February 15, 2022, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.4*	Securities Purchase Agreement, dated February 15, 2022, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.5*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by the Reporting Persons on April 5, 2022.

*	Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022
Spring Creek Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Wood River Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Spring Creek Capital, LLC

Name	Position

Butcher, Eric K	President and Manager

Fazio, Raffaele, G.	Vice President and Secretary

Feilmeier, Steven J.	Manager

May, David J.	Manager

Orr, Matthew J.	Treasurer

Managers and Executive Officers of Wood River Capital, LLC

Name	Position

Butcher, Eric K	President and Manger

Fazio, Raffaele, G.	Vice President and Secretary

Feilmeier, Steven J.	Manager

May, David J.	Manager

Orr, Matthew J.	Treasurer

Managers and Executive Officers of SCC Holdings, LLC

Name	Position

Butcher, Eric K.	President and Manager

Fazio, Raffaele G.	Secretary

Feilmeier, Steve J.	Manager

May, David J.	Manager

Waggoner, Mark A.	Treasurer

Managers and Executive Officers of KIM, LLC

Name	Position

May, David J.	President and Manager

Fazio, Raffaele, G.	Vice President and Secretary

Butcher, Eric K.	Vice President and Manager

Feilmeier, Steven J.	Manager

Orr, Matthew J.	Treasurer

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Managers and Executive Officers of Koch Investments Group, LLC

Name	Position

Feilmeier, Steven J.	President and Manager

Fazio, Raffaele G.	Secretary

Timothy Russell	Chief Financial Officer and Treasurer

Koch, C. Chase	Vice President

Watson, Brett	Vice President

Francis, Jake	Vice President

Park, David G.	Vice President

May, David J.	Vice President

Dinkel, Richard K.	Manager

Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position

Feilmeier, Steven J.	President and Manager

Fazio, Raffaele G.	Secretary

May, David J.	Vice President

Russell, Timothy	Chief Financial Officer and Treasurer

Hannan, James B.	Manager

Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position

Bushman, Randall A.	Vice President – Pension Management

Dinkel, Richard K.	Senior Vice President and Chief Financial Officer

Dotson, David C.	Vice President – Engineered Solutions

Ellender, Philip G.	Vice President – Government and Public Affairs

Fazio, Raffaele G.	Assistant Secretary

Feilmeier, Steven J.	Executive Vice President and Chief Executive Officer – Investments and Director

Flesher, Gregory W.	Director

Gentry, Jeffrey N.	Director

Geoffroy, Raymond F. III	Vice President, General Counsel and Secretary

Goering, Ross A.	Treasurer

Hannan, James B.	Executive Vice President, Chief Executive Officer – Enterprises and Director

Humphrey, Mark E.	Senior Vice President - Tax and Assistant Treasurer

Koch, C. Chase	Director

Koch, Charles G.	Chairman of the Board, Chief Executive Officer and Director

Koch, Julia F.	Director

CUSIP: 04523Y105

Page: Page 14 of 14

Luetters, Mark E.	Vice President – Ag and Energy

Marshall, Elaine T.	Director

May, David J.	Vice President – Investment Management

Palmer, Kristi	Controller

Razook, Bradley J.	Executive Vice President, Chief Executive Officer – Resources and Director

Robertson, David L.	President, Chief Operating Officer and Director